                                                    ----------------------------
                                                            OMB APPROVAL

                                                    OMB Number: 3235-0145
                                                    Expires:  February 28, 2009
                                                    Estimated average burden
                                                    hours per response......14.5
                                                    ----------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO. _____________)*



                            COMPASS DIVERSIFIED TRUST
--------------------------------------------------------------------------------
                                (Name of Issuer)



                                    SHARES(1)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    20451Q104
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                 LINDSEY CANCINO
            COMPASS GROUP INVESTMENTS, INC., BAYSIDE EXECUTIVE PARK,
                  WEST BAY STREET & BLAKE ROAD, NASSAU, BAHAMAS
                         TELEPHONE NUMBER (242) 502-8890
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)



                                  MAY 16, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




(1) Each Share represents one undivided interest in the property of the Compass Diversified Trust (the "Trust") and corresponds to one trust interest of Compass Group Diversified Holdings LLC held by the Trust.

------------------------
CUSIP No.  20451Q104
------------------------



--------------------------------------------------------------------------------
  1   Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Compass Group Investments, Inc.
--------------------------------------------------------------------------------
  2   Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)  [ ]
      (b)  [x]
--------------------------------------------------------------------------------
  3   SEC Use Only
--------------------------------------------------------------------------------
  4   Source of Funds (See Instructions)  PF
--------------------------------------------------------------------------------
  5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
  6   Citizenship or Place of Organization  Commonwealth of the Bahamas
--------------------------------------------------------------------------------
                            7    Sole Voting Power  -0-
                            ----------------------------------------------------
    Number of Shares        8    Shared Voting Power  6,400,000(2)
  Beneficially Owned by     ----------------------------------------------------
Each Reporting Person With  9    Sole Dispositive Power  -0-
                            ----------------------------------------------------
                            10   Shared Dispositive Power  6,400,000(2)
--------------------------------------------------------------------------------
 11   Aggregate Amount Beneficially Owned by Each Reporting Person  6,400,000(2)
--------------------------------------------------------------------------------
 12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
 13   Percent of Class Represented by Amount in Row (11)  32.82%
--------------------------------------------------------------------------------
 14   Type of Reporting Person (See Instructions)
            CO
--------------------------------------------------------------------------------




(2) See item 5.

ITEM 1.     SECURITY AND ISSUER

            The title and class of equity securities to which this statement relates is Shares. Each Share represents one undivided interest in the property of the Compass Diversified Trust (the "Trust") and corresponds to one trust interest of Compass Group Diversified Holdings LLC held by the Trust.

            The name and address of the principal executive offices of the issuer is

            Compass Diversified Trust
            61 Wilton Road
            Westport, Connecticut 06880

ITEM 2.     IDENTITY AND BACKGROUND

            The identify and background of the person filing this statement is as follows:

            Compass Group Investments, Inc. ("CGI") is an International Business Company incorporated under the provisions of the International Business Companies Act of the Commonwealth of the Bahamas with its principal offices at Bayside Executive Park, West Bay Street & Blake Road Nassau, Bahamas.

            No Reporting Person was during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            CGI used its own funds to purchase the Shares.

ITEM 4.     PURPOSE OF TRANSACTION

            The purpose of the acquisition of the securities of the issuer was for investment.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            CGI Diversified Holdings, LP is the record holder of these shares. CGI Diversified Holdings, LP is controlled by Navco Management, Inc., its general partner; as a result, Navco Management, Inc. may be deemed to beneficially own the shares held by CGI Diversified Holdings, LP. CGI is the sole limited partner of CGI Diversified Holdings, LP; as a result, CGI may be deemed to beneficially own the shares of common stock held by CGI Diversified Holdings, LP. Arthur Coady is a director of Navco Management, Inc.; as a result, Arthur Coady may be deemed to beneficially own the shares held by CGI Diversified Holdings, LP. Each of these entities (other than CGI) and Arthur Coady disclaim beneficial ownership of the Shares, except to the extent of such person's pecuniary interest therein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            CGI acquired 5,733,333 Shares pursuant to a Share Purchase Agreement, dated as of May 10, 2006, by and among Compass Group Diversified Holdings LLC, the issuer and CGI Diversified Holdings, LP. CGI acquired the remaining 666,667 Shares in the initial public offering of the issuer which became effective on May 10, 2006.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

            The following documents are filing as exhibits and are incorporated by reference to the issuer's Registration Statement on Form S-1 (Nos. 333-130326; 333-130326-01).

Exhibit Description

10.6 Share Purchase Agreement, dated as of May 10, 2006, by and among Compass Group Diversified Holdings LLC, the issuer and CGI Diversified Holdings, LP. (Exhibit 10.6 to the Form S-1).

Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 26, 2006


                                          Compass Group Investments, Inc.


                                          By:/s/ Lindsey Cancino
                                             ---------------------------
                                                Name:  Lindsey Cancino
                                                Title:  Director